UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70515

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NINTH ETERNITY SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 BROADWAY, 14TH FLOOR
(No. and Street)

CAMBRIDGE	MA	02412
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ANDREW SCHACHER	619-752-4004	ANDREW.SCHACHER@NESECURITIES.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BAUER & COMPANY, LLC
(Name – if individual, state last, first, and middle name)

P.O. BOX 27887	AUSTIN	TX	78755
(Address)	(City)	(State)	(Zip Code)

NOVEMBER 20, 2014		6072	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN QIAN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NINTH ETERNITY SECURITIES, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

02/25/25

[signature]

Notary Public

CHAIMAE EL ATMIOUI

Signature: [signature] 2/25/2025

Title:
PRINCIPAL

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ninth Eternity Securities LLC

Report on Audit of Financial Statements
and Supplementary Information

As of and for the Year Ended December 31, 2024
(With report of independent registered public accounting firm)

CONTENTS

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Members' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6 – 8

Supplementary Information

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 9

Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 10

Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3 10

Report of Independent Registered Public Accounting Firm – Internal Control 11 – 12

Report of Independent Registered Public Accounting Firm 13

Exemption Report Under Rule 15c3-3 of the Securities and Exchange Commission 14



REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Member of Ninth Eternity Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ninth Eternity Securities, LLC as of December 31, 2024, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ninth Eternity Securities, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ninth Eternity Securities, LLC's management. Our responsibility is to express an opinion on Ninth Eternity Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ninth Eternity Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Ninth Eternity Securities, LLC's financial statements. The supplemental information is the responsibility of Ninth Eternity Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Ninth Eternity Securities, LLC's auditor since 2021.

Austin, Texas
February, 11 2025
Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518   www.bauerandcompany.com

Ninth Eternity Securities, LLC

Statement of Financial Condition
December 31, 2024

ASSETS

Cash	$	260,597
Deposit with Clearing Firm		250,784
Due from Client		100,000
Due from Affiliated Company		18,617
Prepaid Expenses and other assets		6,776
TOTAL ASSETS	**$**	**636,774**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accrued Legal Fees	$	125,000
TOTAL LIABILITIES		125,000
MEMBERS' EQUITY		511,774
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**636,774**

The Notes are an integral part of these financial statements.

Ninth Eternity Securities, LLC

Statement of Operations
For the Yer Ended December 31, 2024

REVENUE:

Interest Income	$	783
Total Revenue	$	783

OPERATING EXPENSES:

Salaries and related expenses	105,501
Professional fees	98,795
Regulatory fees	13,468
Rent	5,100
Dues and subscriptions	4,379
Insurance	3,187
Office and other	6,698
Total operating expenses	237,128

NET LOSS	$	**(236,345)**

The Notes are an integral part of these financial statements.

Ninth Eternity Securities, LLC

Statement of Changes in Members' Equity
For the Yer Ended December 31, 2024

MEMBERS' EQUITY, January 1, 2024	$	398,119
Capital Contributions		350,000
Net Loss		(236,345)
MEMBERS' EQUITY, December 31, 2024	$	511,774

The Notes are an integral part of these financial statements.

Ninth Eternity Securities, LLC

Statement of Cash Flows
For the Yer Ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$	(236,345)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Decrease in prepaid expenses		6,225
Increase in due from Affiliated Company		(18,365)
Increase in FINRA account		(6,776)
Increase in Clearance Account		(251,183)
Decrease In Accrue Liabilities		(26,000)
Net cash used in operating activities		(532,444)

FINANCING ACTIVITIES

Contributions		350,000
Net cash provided by Financing Activities		350,000
Net increase (decrease) in cash		(182,444)
CASH AT JANUARY 1, 2024		443,041
CASH AT DECEMBER 31, 2024	$	260,597

Supplemental Disclosures of Cash Flow Information:

Income Taxes Paid		-
Interest Paid		11
	$	11

The Notes are an integral part of these financial statements.

Ninth Eternity Securities, LLC

Notes to Financial Statements
For the Yer Ended December 31, 2024

1.Organization and Nature of Business

Ninth Eternity Securities, LLC, (the "Company") was incorporated in the State of Delaware on January 1, 2020. As of December 9, 2020, the Company became registered with the National Futures Association ("NFA.") As of April 5, 2021, The Company became a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company has presented audited financial statements in compliance with NFA, with the approval of FINRA.

Since the Company is a limited liability company, the Members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Members have signed a specific guarantee.

The Company follows Accounting Standards Update 2023-07 – Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions bout allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.

The CODM is the Principal.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to generate revenue and or obtain capital contribution to meet current and future obligations. The Members of the company have evaluated these conditions and are committed to provide funding as needed to satisfy its capital needs.

2. Summary of Significant Accounting Policies

a)Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b) Cash
All cash deposits are held by two financial institutions and therefore are subject to the credit risk at those financial institutions. The Company has not experienced any losses
in such accounts and does not believe there to be any significant credit risk with respect to these deposits. The Company's cash at times may exceed federally insured
limits. The Company has placed these funds in high quality institutions in order to minimize risk relating to exceeding insured limits.

c) Revenue Recognition – ASC 606
Revenue is recognized in accordance with FASB ASC Topic 606, Revenue from Contracts with Customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and € recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Investment banking retainers are recognized on an accrual basis and are included in income upon completion of the performance obligation in accordance with the contract and upon receipt from the customer. There is no deferred revenue for open contracts as of December 31, 2024.

The Company provides advisory services on mergers and acquisitions, the buying and selling of securities and assets and the securing of debt financing on behalf of its customers. Revenue is recognized at the point that the performance under the arrangement is completed, and commissions are received by the Company.

d) Income Taxes
The Company is taxed as a partnership and no provision for income taxes is recorded since the liability for such taxes is that of the members rather than the Company. The Company's income tax returns are subject to examination by federal and state taxing authorities and changes, if any, could adjust the individual income tax of the members. The Company is subject to New York City Unincorporated Business Tax at 4% of taxable profits. The Company did not record any New York City Unincorporated Business Tax as a result of the net loss for the year ended December 31, 2024. Any deferred tax asset is offset by a full valuation allowance as of December 31, 2024.

e) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

f) Uncertain Tax Positions
The Company has adopted the provisions of Financial Accounting Standards Board (FASB) Topic 740, Accounting for Uncertainty in Income Taxes ("Uncertain Tax Positions"). This accounting guidance prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under Uncertain Tax Positions, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has evaluated its tax position for the year ended December 31, 2024, and does not expect any material adjustments to be made.

3. Due From Affiliated Company

During 2024, the Company paid certain vendor invoices on behalf of Ninth Eternity Asset Management LLC with common ownership. The Company recorded a receivable for invoices paid on behalf of the affiliate and expects to collect payment.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At December 31, 2024, the Company had net capital of $386,381 which was $136,381 in excess of its required net capital of $250,000. This minimum requirement is due to the firm being recognized as a futures commission merchant. The Company's aggregate indebtedness to net capital percentage was 32.35% at December 31, 2024.

5. Commitments and Contingencies

a)Leases
The Company currently has a month to month lease for one of its executive office. The total lease expense is disclosed in the statement of operations.

b) Litigation
The Company, from time to time, may be involved in litigation relating to claims arising out of its normal course of business. Management believes there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

c) Risk Management
The Company maintains various forms of insurance that the Company's management believes is adequate to reduce the exposure to identified risks to an acceptable level.

6. Due from Client and Accrued Legal Fees

The Company's statement of financial condition as of December 31, 2024 shows $100,000 due from a client and $125,000 of accrued legal fees. These amounts are related to an investment banking deal entered into by the Company for which work has not been completed. The accrual basis of accounting requires the recognition of expenses that have already been incurred as well as the amount due from the client to cover these expenses under the agreement.

7. Subsequent Events

The Company evaluated subsequent events through February 11, 2025, the date of the Independent Public Accounting Firm. There are no subsequent events requiring disclosure.

Ninth Eternity Securities, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2024

MEMBERS' EQUITY	$	511,774
LESS: NON-ALLOWABLE ASSETS AND HAIRCUTS		
Non-allowable assets:		
Due from Client		100,000
Due from Affiliated Company		18,617
Prepaid expenses and other assets		6,776
Total Non-Allowable Assets		(125,393)
NET CAPITAL	$	386,381
AGGREGATE INDEBTEDNESS ("AI")		
Accrued legal fees	$	125,000
Total aggregate indebtedness	$	125,000
COMPUTATION OF MINIMUM NET CAPITAL		
Statutory minimum net capital required	$	250,000
One fifteenth of aggregate indebtedness	$	8,333
Minimum net capital, the greater of the statutory minimum or one fifteenth of AI	$	250,000
Excess net capital	$	136,381
Net capital less greater of 10% of aggregate Indebtedness or 120% of the minimum dollar amount required	$	86,381
Percentage of aggregate indebtedness to net capital		32.35%

No material differences were noted between the audited financial
Statements and the amended December 31, 2024, Part IIA FOCUS reports of
Ninth Eternity Securities LLC, filed January 18, 2025, with respect
to the Computation of Net Capital under Rule 15c3-1.

See Report of Independent Registered Public Accounting Firm

Ninth Eternity Securities, LLC

Other Information
For the Year Ended December 31, 2024

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraphs (k)(2)(ii) of the Rule and does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30 2013, and as discussed in Question 8 on the related FAQ released by SEC staff. The company does not hold funds or securities for, or owe money or securities to, customers.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraphs (k)(2)(ii) of the Rule and does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30 2013, and as discussed in Question 8 on the related FAQ released by SEC staff. The company does not hold funds or securities for, or owe money or securities to, customers.

See Report of Independent Registered Public Accounting Firm



INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

To the Member of
Ninth Eternity Securities, LLC

In planning and performing our audit of the financial statements of Ninth Eternity Securities, LLC (the "Company"), as of and for the year ended December 31, 2024, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

As required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry accounts for customers or perform custodial functions relating to customer assets, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of section 4d(a)(2) of the Commodity Exchange Act and the regulations there under, and the segregation of funds based on such computations.

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com



A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding certain regulated customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraphs of this report, were adequate at December 31, 2024, to meet the CFTC's objectives.

This report is intended solely for the information and use of the members, management, the CFTC, and other regulatory agencies that rely on Rule 1.16 of the CFTC, and is not intended to be and should not be used by anyone other than these specified parties.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
February 11, 2025

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Ninth Eternity Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Year Ended December 31, 2024, in which (1) Ninth Eternity Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ninth Eternity Securities, LLC claimed exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision"). All of the customer transactions are cleared through the following broker-dealer(s) on a fully disclosed basis: StoneX Financial Inc. and (2) Ninth Eternity Securities, LLC stated that Ninth Eternity Securities, LLC met the identified exemption provisions throughout the most recent fiscal year of December 31, 2024 without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to (1) investment banking services; (2) mergers and acquisitions advisory services, and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

Ninth Eternity Securities, LLC's management is responsible for compliance with the exemption provisions and its statements and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ninth Eternity Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, and based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 11, 2025

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

Ninth Eternity Securities LLC
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Ninth Eternity Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for the period from January 1, 2024 to December 31, 2024.

    a. All of the customer transactions are cleared through the following broker-dealer(s) on a fully disclosed basis: StoneX Financial Inc.

(2) The Company met the identified exemption provisions in Paragraph (k)(2)(ii) of Rule 15c3-3 throughout the period from January 1, 2024 to December 31, 2024 without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to (1) investment banking services; (2) mergers and acquisitions advisory services, and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

I, __Steven Qian__, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Title: Principal   Dated: 2/11/2025